[redacted]

15028041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43494

SEC MAIL PROCESSING SECTION RECEIVED DEC 11 2015 Washington D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street #160

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP

(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 350, Newport Beach, CA 92660

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Knutsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert. Knutsen, CEO

Title

Notary Public

R. DALBY
Commission # 1998192
Notary Public - California
Orange County
My Comm. Expires Dec 11, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JDL Securities Corporation

We have audited the accompanying financial statements of JDL Securities Corporation (the "Company"), which comprise of the statement of financial condition as of September 30, 2015, and the related statement of income, changes in stockholder's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
December 10, 2015

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2015

ASSETS

Current assets:		
Cash and cash equivalents:		
Cash	$ 32,403	
Deposit – Clearing Agent, allowable	25,000	
Total cash and cash equivalents		
		57,403
Receivables:		
Commissions	2,252	
Mutual fund concessions –		
Under 30 days – Allowable	3,256	
12b(1) – Non-allowable	87,000	
Loan to Parent Co – Non-allowable	70,000	
Total receivables		162,508
Other assets:		
Prepaid expenses	3,148	
CRD (Flex Funding) account	964	
Total other assets		4,112
Total assets		$ 224,023

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$ 7,046	
Commissions payable - Settled trades	4,551	
Commissions payable – Trade not settled	1,628	
Deferred Tax Liability	21,000	
Total liabilities		34,225
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	$ 50,100	
Retained earnings	139,698	
Total stockholder's equity		189,798
Total liabilities and stockholder's equity		$ 224,023

JDL SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2015

Revenues:		
Commissions and concessions - See Note 3		$ 1,862,217
Interest		5,098
Total revenues		1,867,315
Operating expenses:		
Administrative expense allocation – See Note 5	44,700	
Clearing broker fees	19,145	
Commissions	669,071	
Data processing	8,323	
Dues and subscriptions	23,220	
Fidelity bond	2,000	
Maintenance	5,969	
Meals and entertainment	821	
Office supplies and printing	1,676	
Other expense – See Note 5	27,986	
Professional fees	29,889	
Quote services	840	
Regulatory fees	14,533	
Salaries, wages and employee benefits – See Note 5	459,012	
Taxes and licenses	1,693	
Total expenses		1,308,878
Income before income taxes		558,437
Income taxes	(10,800)	
		(10,800)
Net income		$ 547,637

JDL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2015

	Common Shares	Common Stock	Retained Earnings	Total
Balance, beginning of year	50,100	$ 50,100	$ 102,061	$ 152,161
Dividend paid			(510,000)	(510,000)
Net income			547,637	547,637
Balance, end of year	50,100	$ 50,100	$ 139,698	$ 189,798

JDL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2015

Cash flows from operating activities:	
Net income	$ 547,637
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	32
Increase in prepaid expenses	(168)
Increase in CRD deposit	(626)
Increase in accounts payable and accrued expenses	781
Decrease in commissions and concessions payable	(331)
Net cash flows provided by operating activities	547,325
Cash flows from investing activities:	
Due from related parties	(70,000)
Cash flows used in investing activities	(70,000)
Cash flows from financing activities:	
Dividends paid	(510,000)
Cash flows used in financing activities	(510,000)
Change in cash	(32,675)
Cash & equivalents, beginning of year	65,078
Cash & equivalents, end of year	$ 32,403

SUPPLEMENTAL CASH INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 10,800

JDL SECURITIES CORPORATION
Notes to Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation (the "Company", "Firm") is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment adviser registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent and Fund companies. The Firm's primary business consists of mutual funds. The firm also conducts minimal business in over-the counter and listed securities, as well as Municipal Bonds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of September 30, 2015, the Company had $25,000 in cash equivalents that was held by their clearing firm.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company estimates 12b(1) accounts receivable at $87,000 per month based on averaged historical receipts.

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

Revenue Recognition

The Company receives concessions in accordance with terms stipulated in its sales agreements with

Investment Companies. Concessions are recognized as earned.

Receivables generated each month as a result of mutual fund transactions are recognized on the Balance Sheet at month end. Commissions receivable generated through transactions with Clearing Firm are also recognized at the end of each month. An estimate of 12b(1) fees are accrued monthly based on averaged historical receipts.

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, J. Derek Lewis and associates, Inc. and is allocated a portion of the consolidated tax liability based upon its share, of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

Impact of New Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(2) INCOME TAXES

Income tax expense consists of the following:

	Federal	California	Total
Current	$ 7,300	$ 3,500	$ 10,800
Total	$ 7,300	$ 3,500	$ 10,800

The Firm accounts for its income taxes per the Income Taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to a non-allowable receivable.

The Firm's income tax returns are subject to examination by the taxing authorities for three years – Federal and four years – California, subsequent to their filing.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions – Clearing agent	$	73,942
Concessions – Direct/Mutual Funds		138,682
Concessions – Trails		258,292
Concessions – 529 Plan		20,036
Section 12b(1) fees		1,371,265

	$ 1,862,217

"Commissions – Clearing agent" are commissions from the following:

Listed/OTC	$ 4,960
Mutual Funds	$ 19,877
Third Market Transactions	$ 5,600
Trails	$ 43,205
Preferred	$ 30
Other	$ 270

(4) ACCOUNTS RECEIVABLE

At year-end September 30, 2015, accounts receivable totaled $92,508 and consisted of $2,252 commissions receivable from transactions through Clearing Firm generated in the last month of the fiscal year, $87,000 12b(1) fees estimated based on averaged historical receipts and mutual fund concessions of $3,256 for trades placed but not cleared by fiscal year end.

(5) RELATED PARTY TRANSACTIONS

At year end parent company J. Derek Lewis and Associated, Inc. owed $70,000 to the Company. This is a short term intercompany loan to be repaid within 30 days of year end close.

EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, J. Derek Lewis & Associates, Inc. Under this agreement, certain administrative, personnel, and other expenses are initially paid by the parent and a portion is allocated to the Firm. The allocation percentage to the company is at a fixed rate of 30%.The monthly amount received by the Firm under this agreement is $14,005.

RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary, the Firm, adopted a 401(k) Profit Sharing Plan, the JDLA 401(k) Profit Sharing Plan. Employees over the age of 21 and who have completed one month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on a Pre-Tax or Roth Elective Deferral basis. The plan offers a 1% Company Match up to 4% of employees' gross salary deferral, and the employer will contribute a Safe Harbor contribution in the amount of 3% of gross annual salary to all eligible employees. Employer contributions have a 5-year vesting schedule, excluding Safe Harbor contributions which are always 100% vested. The Summary Plan Description and Plan Highlights are as follows:

JDLA 401(k) Plan	Eligibility	Vesting
Pre-tax and Roth Deferral (optional)	21 years old and one month of service	100%
1% Match (Discretionary)	21 years old and one month of service	5-year vesting schedule
3% Safe Harbor	21 years old and one month of service	100%

Profit Sharing Plan (Discretionary)	21 years old and one month of service, 1000 hours during the Plan Year and be employed on the last day of Plan Year	5-year vesting schedule
New Comparability (Discretionary)	21 years old and one month of service, 1000 hours during the Plan Year and be employed on the last day of Plan Year	5-year vesting schedule

As of year-end, the Firm has contributed $58,561 to the Plan during the year.

(6) COMITMENTS

The Firm leases certain office equipment under operating leases. Any long-term commitments under such leases are not material.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance, which was November 30, 2015. Outstanding loan issued to parent company as of fiscal year end in the amount of $70,000 was repaid on October 15th, 2015. There are no other transactions or events found that were material enough to require recognition in the financial statements.

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2015, the net capital was $49,686 which exceeded the required minimum capital by $44,686. The aggregate indebtedness to net capital ratio was 0.27 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

September 30, 2015

Total equity from statement of financial condition		$189,798
Less non-allowable assets:		
CRD (Flex Funding) deposit	(964)	
Prepaid Expenses	(3,148)	
12b(1) receivables	(87,000)	
Due from Parent	(70,000)	(161,112)
Net Capital before adjustments		28,686
Addition – Deferred taxes payable		21,000
Net Capital		49,686

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 49,686
Excess net capital	$ 44,686

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$13,225
Ratio of aggregate indebtedness	0.27 to 1
Percentage of debt to debt-to-equity total	N/A

Computed in accordance with Rule 15c3-1(d)

The computation of net capital reported in the unaudited Part IIA filing agrees with the audited net capital above.

JDL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c-3

September 30, 2015

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c-3

September 30, 2015

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JDL Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) JDL Securities Corporation (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
December 10, 2015

JDL SECURITIES CORPORATION
EXEMPTION REPORT
PURSUANT TO RULE 15c-3

September 30, 2015

JDL Securities Corporation operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3.

During the year ended September 30, 2015, the Company met the provisions of this exemption without exception.

J. Derek Lewis
President

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
JDL Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by JDL Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
December 10, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
949-752-5206

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-)

____
Date Paid

C. Less prior overpayment applied (1,730.42)

D. Assessment balance due or (overpayment) (1,730.42)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,730.42)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(1,730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corporation
(Name of Corporation, Partnership or other organization)

Greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 12 day of October, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2014
and ending 9/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,867,315
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,856,455
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,410
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,667
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,884,532
2d. SIPC Net Operating Revenues	$ (17,217)
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)